ING Prime Rate Trust and ING Investments Distributor, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

June 27, 2012

VIA EDGAR

Brion R. Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ING Prime Rate Trust
(SEC File Nos. 333-180973, 811-05410)
(SEC File Nos. 333-180985, 811-05410)

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ING Prime Rate Trust (the “Trust”) hereby requests that the effective date of Pre-Effective Amendment #1 to each of the Trust’s Registration Statements on Form N-2 referred to above be accelerated so that they will become effective on Friday June 29, 2012.  The Registrant and Distributor are aware of their obligations under the Act.

Please call William Bielefeld at 202.261.3386 or Paul Caldarelli at 480.477.2649 with any questions.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Prime Rate Trust

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investments Distributor, LLC